FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Ziff Davis, Inc.

360 Park Avenue South, 17th Floor

New York, NY 10010

Via EDGAR

December 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C., 20549

Attention: Kathleen Collins and Megan Masterson

Re: Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2024

File No. 000-25965

Dear Ms. Collins and Ms. Masterson:

This letter is being furnished on behalf of Ziff Davis, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2024, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the Commission on February 26, 2024 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 that was filed with the Commission on November 8, 2024.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2023 Form 10-K, as indicated.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. §200.83). In accordance with Rule 83, the Response Letter has also been clearly marked with the legend “FOIA Confidential Treatment Request by Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)” and each page is marked for the record with the identifying numbers and code “ZD-01” through “ZD-12.”

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 18. Segment Information, page 107

1. We note from our December 17, 2024 conversation with the company, your current operating and reporting segments will change in the fourth quarter of fiscal 2024. You further indicated that you intend to aggregate three

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 of your new operating segments into one reportable segment. Please provide us with an analysis that explains, in detail, how you determined your revised operating segments meet the aggregation criteria in ASC 280-10-50-11.

Response: The Company respectfully acknowledges the Staff’s comment. The following provides information on the changes to our operating segments during the fourth quarter of 2024, and our analysis of the aggregation criteria under ASC 280-10-50-1 for three operating segments aggregated under one of our reportable segments.

Changes to Operating Segments

In connection with the continued evolution of the Company’s management and reporting structure and the approach of the Chief Operating Decision Maker (“CODM”) to making operating decisions, assessing performance, and allocating resources, the Company is now organized into five operating segments rather than nine operating segments.

We have determined our five operating segments in accordance with ASC 280-10-50-1. Applying that guidance we have determined our operating segments to be: (1) Technology & Shopping, (2) Gaming & Entertainment, (3) Health & Wellness, (4) Connectivity and (5) Cybersecurity & Martech.

The Company’s Chief Executive Officer (“CEO”), who we determined to be the CODM, primarily views the organization as (i) a digital media company and (ii) as an internet company focused on cloud-based software services. Our operating segment structure was created as management of these businesses has continued to evolve and as certain businesses have gained scale. As noted in our previous letters to the Staff, as of December 31, 2023, the Company was organized into the four divisions set forth below, which were then further broken down into our nine operating segments. Each divisional president reported directly to the CODM and was responsible for overseeing the respective operating segments set forth in the table below.

2023 Divisional Presidents	2023 Responsibilities
President, Technology, Shopping & Gaming	Technology, Shopping, Gaming & Entertainment

President, Connectivity	Connectivity

President, Health and Wellness	Health & Wellness Consumer, Health & Wellness Professional, Health & Wellness Pregnancy & Parenting

President, Cybersecurity and Martech	Cybersecurity, Martech

In 2024, a fifth Divisional President was appointed, and the Tech, Shopping, and Gaming division was divided into two divisions: 1) Technology & Shopping and 2) Gaming & Entertainment. This was done to create a leadership position (i.e., President) for a promising executive who could bring even greater focus to the Gaming & Entertainment brands.

The table below sets forth how the previous nine operating segments listed in the table above under ‘2023 Responsibilities’ align to the current divisions. These nine operating segments are included in the table below under ‘2024 Responsibilities’. Each divisional president reports directly to the CODM.

2024 Divisional Presidents	2024 Responsibilities
President, Technology & Shopping	Technology, Shopping

President, Gaming & Entertainment	Gaming & Entertainment

President, Connectivity	Connectivity

President, Health & Wellness	Health & Wellness Consumer, Health & Wellness Professional, Health & Wellness Pregnancy & Parenting

President, Cybersecurity & Martech	Cybersecurity, Martech

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

The CODM reviews a monthly reporting package to assess performance and allocate resources [***]. The monthly reporting package previously provided discrete financial information for our prior nine operating segments. The previous monthly reporting package also provided discrete financial information by the respective divisions outlined above, as well as at the Company’s prior reportable segment level [***].

The CODM no longer manages the business based on the previous nine operating segments as evidenced by the fact that the information he receives to allocate resources and assess performance no longer includes information at the level of the prior nine operating segments. As a result, we have revised our operating segment structure to align with our divisional structure. In light of this, the monthly reporting package has changed and the CODM no longer receives discrete financial information for our prior nine operating segments. The lowest level of discrete financial information in the monthly reporting package is the five divisions outlined above, which we have determined to be our operating segments. Further, the CODM does not regularly receive other reports, through the CODM reporting package or otherwise, that include the performance measures noted above below the divisional level.

Budgets are prepared for the five divisions, and the divisional presidents are evaluated based on their respective division’s performance. As it relates to the Company’s 2025 annual budget, each divisional president is in the process of presenting their respective division’s budget to the CODM for review and approval. These divisional budgets will also be presented to the Company’s Board of Directors in February 2025 for final approval. The CODM does not receive budgets for the performance measures noted above below the divisional level either in his role as CEO or as a member of the Board of Directors.

[***]

The CODM is a member of the board of directors and therefore also receives the information that the board of directors receives. [***]

[***] Accordingly, we have determined that we have five operating segments which align with our five divisions. Resource allocation and performance assessments are now based on the five operating segments described above.

Conclusion

In accordance with ASC 280-10-50-1, an operating segment 1) engages in business activities from which it may recognize revenues and incur expense, 2) has operating results that are regularly reviewed by the CODM to make decisions about resource allocation and assess performance, and 3) has discrete financial information available. We believe based on the operating results that are regularly reviewed by our CODM to make decisions about resource allocation and assess performance, each of the divisions noted above is an operating segment. Thus, the Company’s current operating segments are: (1) Technology & Shopping, (2) Gaming & Entertainment, (3) Health & Wellness, (4) Connectivity, and (5) Cybersecurity & Martech.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Reportable Segments

The Company expects to report [***] reportable segments in its 2024 Annual Report on Form 10-K as follows [***]. The Company has evaluated three operating segments [***] for aggregation into a [***] reportable segment as further described below.

Aggregation of Operating Segments

The Company believes that its aggregation analysis with respect to these three operating segments is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated if aggregation is consistent with the objectives and principles of ASC 280, if the operating segments have similar economic characteristics, and if the operating segments are similar in the following five qualitative characteristics: (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services, (e) and the nature of the regulatory environment.

The Company has concluded that because Cybersecurity and Martech are now a single operating segment, they do not need to be analyzed to determine whether they meet the aggregation criteria as set forth in ASC 280-10-50-11.

Similar Qualitative Characteristics

The Company determined that the operating segments are similar in (a) the nature of their products and services, (b) the nature of their production processes, (c) the type or class of customers for their products and services, (d) the methods used to distribute their products or provide their services, and (e) the nature of the regulatory environment. The Company’s analysis is presented below.

a. The nature of products and services

Each of the operating segments [***] publish and produce trusted editorial content and tools for users seeking information and advice. These segments monetize their audiences through a combination of advertising, performance marketing, subscription, and licensing revenues.

These businesses publish original and licensed content, research, and tools to generate traffic. Whether monetized through an advertising and performance marketing model, or a subscription or licensing based model, revenue is primarily earned by generating traffic to the Company’s websites, apps, and third-party platforms on which the Company’s brands have a presence and then by monetizing this traffic. These sources of revenue include Advertising and Performance Marketing, Subscription and Licensing, and Other as further described below.

Advertising and Performance Marketing - We sell online display and video advertising on our owned-and-operated digital properties and on third-party sites. We have contractual arrangements with advertisers either directly or through advertising agencies. The terms of these contracts specify the price of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign. Additionally, we have contractual arrangements with certain third-party digital properties not owned by us, and third-party advertising networks to deliver online display and video advertising to their digital properties or to third-party sites. We generate leads for advertisers, including vendors of consumer health and wellness products, consumer packaged goods, and information technology services, through various marketing methods. We generate clicks to online merchants by listing products, deals, and discounts on our web properties, and earn a commission when customers “click-through” the ad to make a purchase.

Subscription and Licensing - In these three operating segments, we primarily offer subscription and licensing services through subscription packages to consumers through our weight loss app and through our digital subscription and storefront for video games, ebooks, and software.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Other - Other revenues primarily include online course revenue and game publishing revenue.

Below is a breakdown of advertising and performance marketing revenue and subscription and licensing revenue for each operating segment as of September 30, 2024.

For the nine months ended September 30, 2024	Advertising and Performance Marketing	Subscription and Licensing	Other
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Further, information regarding the breakdown of subscription and licensing revenue by type and by operating segment as a percentage of subscription and licensing revenue for the year ended December 31, 2023 is shown in the table below.

Percent of Subscription and Licensing Revenue for Three Aggregated Operating Segments
For the year ended December 31, 2023(1)
	[***]	[***]	[***]
Subscriptions to websites or apps	[***]	[***]	[***]
Intellectual property licenses	[***]	[***]	[***]
Other	[***]	[***]	[***]

Total	[***]	[***]	[***]

[***]

Our operating segments have a mix of advertising and performance marketing revenue and subscription and licensing revenue. The revenue transactions across these operating segments are primarily generated directly with clients and through agency intermediaries. The nature of services provided by these operating segments are similar to each other in that they monetize internet traffic on various platforms by providing content to consumers and businesses. Each of these operating segments has editorial organizations that create authoritative content to generate traffic to a website, internet video content, a social media platform, or through an app. The content is in the form of information or entertainment related to the various verticals in which we operate. Traffic is monetized in numerous ways and primarily includes the following: Advertising revenue from banner ads, commission revenue when customers “click through” the ad to make a purchase, and subscriptions to end-customers that consume and or otherwise use exclusive content.

The operating segments each operate sales teams to present or respond, in the case of requests for proposals (RFP’s), to advertising clients. Each of these operating segments provides advertising opportunities that are priced at cost per thousand impressions (CPM), cost per acquisition (CPA), cost per lead (CPL), revenue share/commission or fixed fee. Subscription and licensing revenue is primarily earned through the granting of access to, or delivery of, services to customers through websites and apps, and covers video games and related content, health information, and other copyrighted material. Revenue may also be earned from listing fees and subscriptions to online publications. Further, subscription and licensing revenue includes immaterial amounts from licensing our intellectual property for promotional use.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Consistent with ASC 280, the nature of these revenue streams was considered in our aggregation analysis, as discussed further below. In each of these revenue streams (advertising and performance marketing revenue and subscription and licensing revenue), we are primarily monetizing the content from our digital media platforms and communities. We view the ultimate product that we are selling in each of these operating segments to be the content we provide and the communities we develop. These operating segments are organized around the genre or subject matter of the content we provide based on the audiences we serve. While each operating segment has its unique subject matter and audience, each is focused on producing a similar product (content). We further note that whether monetized through an advertising and performance marketing based pricing model, or a subscription and licensing based pricing model, the nature of each of these content-focused products is similar because revenue is primarily earned by generating traffic to our websites, apps, and third-party platforms on which the Company’s brands have a presence (e.g., YouTube, Instagram, etc.). The value provided to the customer by our platforms is primarily derived from the specific content within each vertical. Our verticals are a reference to the industries that we target through these operating segments.

In connection with the information previously requested by the Staff, we have provided below the breakdown of the revenue recognized on a gross basis versus net basis as a percentage of operating segment revenue within each of these three operating segments for the year ended December 31, 2023.

For the year ended December 31, 2023 (1)	Gross	Net
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]

[***]

[***]

We believe this further demonstrates that these operating segments are similar qualitatively as the Company primarily acts as a “principal” as defined under ASC 606, Revenue from Contracts with Customers, in the transactions within each of the operating segments.

b. The nature of the production processes

The Company factored into its aggregation analysis the nature of the production process. Indicators of similarities in the nature of production processes may include the sharing of interchangeable production or sales facilities, equipment, labor forces, or service groups as well as similar levels of labor or capital. In its analysis, the Company determined that the skill set used by many employees across these three operating segments is similar and that certain of these employees are interchangeable across these segments.

As noted in further detail above, these operating segments are organized based upon the genre of content they provide. The content created for these operating segments is developed for our specific audiences based on the industry-specific topics relevant to those audiences. Content may be created through hiring and retaining subject matter experts. Many of our content creators are writers that share similar skills and backgrounds in research, writing, and editing. These contributors are organized by the respective verticals and operating segments, which is enabled by our size and scale. Due to the volume of content generated by our various brands, we have the ability to hire employees within specific verticals. However, we believe these employees often have the ability to be interchangeable if such volume did not exist in a particular operating segment or there was a need to utilize such content creators in another operating segment. We believe this is due to the similar skills and process of gathering information, researching, writing, and editing content, which is further reflected in the fact that the same labor union, The NewsGuild, represents the Gaming & Entertainment and Technology & Shopping operating segments. In addition, certain of our freelancers who generate content do so across multiple operating segments.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Not only do these operating segments employ common editorial practices and workflows, certain of the content can also be shared and monetized within multiple operating segments. [***] Such content creators were thus producing content across multiple operating segments.

[***]

Additionally, each of these operating segments use similar internally developed software tools for the management of advertising campaigns. This campaign management software gathers data from common advertising data sources (e.g., [***]) and serves those campaigns to the same advertising serving platform, [***]. This advertising serving process for each of these operating segments is managed by the same engineering and advertising support teams.

c. Type or class of customers for products and services

The Company assessed the following three factors in determining that the type of customers is similar across these three operating segments: (i) the nature of the customer, (ii) the geographic location, and (iii) the marketing methods.

Nature of customer

We considered the type of customers within each operating segment based on our knowledge of the general nature of these customers. [***] We know from our analysis of the general nature of our customers that the large majority of our advertising and performance marketing revenue is from large business enterprises where we sell either directly to the advertiser or through advertising agencies or programmatic marketplaces.

Since our operating segments are organized based upon the genre of content they provide, the advertisers within those operating segments differ by industry. [***] We view our advertising and performance marketing customers as similar across these operating segments because they are primarily large enterprises that use similar marketing methods in order to reach their intended audiences. [***] Thus, we believe this makes them similar.

[***]

Geography

Geographic information about the U.S. and all other countries for the nine months ended September 30, 2024 by each operating segment is presented below. Such information attributes revenues based on the jurisdiction where revenues are reported.

For the nine months ended September 30, 2024	U.S.	Non-U.S.
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]

[***]

Marketing methods

The marketing and selling methods are similar across all of these operating segments. Our operating model is primarily to drive audiences to our sites and then monetize these audiences in various ways.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

[***] These operating segments seek to build traffic to their properties through common marketing tactics, including Search Engine Optimization, newsletter marketing, social media marketing, and paid traffic acquisition.

We then seek to monetize these audiences in various ways. Each operating segment generally maintains its own direct sales staff to solicit advertising orders from large businesses, leveraging relations they have built directly with the advertisers themselves (both endemic and non-endemic) and the advertising agencies who represent them, in order to reach our target audiences. We also utilize shared programmatic operations teams to work with supply-side and demand-side ad exchanges to drive automated sales across our digital properties.

d. Methods used to distribute products or provide services

The Company evaluated the methods of distribution on the basis of the nature of the distribution channels used.

These operating segments market their services similarly through their owned-and-operated web properties, on third party websites, mobile apps, email communications, and targeted advertising across the internet through digital advertising networks. Given the similarities across these operating segments, the Company continues migrating to a uniform technology infrastructure, including [***] for order fulfillment, [***] for invoicing, and [***] for computing and storage. For example, all operating segments migrated to a singular Enterprise Resource Planning platform in early 2023 ([***]) that unifies invoicing for the operating segments’ customer base.

e. Nature of the regulatory environment

The Company noted that none of its operating segments are currently materially regulated by any regulatory body. However, each of the Company’s operating segments are subject to data privacy and security regulations, such as the General Data Protection Regulation, the California Consumer Privacy Act, and the Virginia Data Privacy Act.

Similar Economic Characteristics

The aggregation criteria under ASC 280 further requires that the segments have similar economic characteristics. The Company considered ASC 280-10-55-7A which highlights that operating segments are considered similar if they have essentially the same future prospects and states that “if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” ASC 280-10-55-7C highlights that while segments with similar economic characteristics would be expected to have similar long-term average gross margins, the measure is only used as an example given that evaluating economic characteristics is a matter of judgment that depends on specific facts and circumstances.

The Company has determined that the best measures to evaluate economic similarity of these three operating segments are Revenue and Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that is determined consistently with the defined measure presented in the Company’s earnings releases.

[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

[***]

Revenue - The following table reflects revenue by year for 2022-2025 and related trends. Dollar values included in the tables below are presented in millions.

Revenue
	2022	2023	% Change 2023 vs. 2022	2024 (1)	% Change 2024 vs. 2023	3-year Average Revenue (2022-2024)	2025 (2)	% Change 2025 vs. 2024	Revenue CAGR (2022-2025)
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Overall combined	[***]	[***]		[***]		[***]	[***]		[***]

(1)	The 2024 information is based upon the Company’s 2024 forecast using nine months of actual results through September 30, 2024 and three months of forecasted information for the fourth quarter of 2024.
(2)	The 2025 information is based upon the Company’s preliminary budgets for 2025, which are subject to further revision and approval.

[***]

[***]

Adjusted EBITDA - The following table reflects Adjusted EBITDA by year for 2022-2025 and related trends. Dollar values included in the tables below are presented in millions.

Adjusted EBITDA
	2022	2023	% Change 2023 vs. 2022	2024 (1)	% Change 2024 vs. 2023	3-year Average Adjusted EBITDA (2022-2024)	2025 (2)	% Change 2025 vs. 2024	Adjusted EBITDA CAGR (2022-2025)
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Overall combined	[***]	[***]		[***]		[***]	[***]		[***]

(1)	The 2024 information is based upon the Company’s 2024 forecast using nine months of actual results through September 30, 2024 and three months of forecasted information for the fourth quarter of 2024.
(2)	The 2025 information is based upon the Company’s preliminary budgets for 2025, which are subject to further revision and approval.

[***]

[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Adjusted EBITDA Margin - The following table reflects the Company’s analysis of Adjusted EBITDA margins for economic similarity.

	3-year Historical (2022-2024)			2024 (1)			2025 (2)
	Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference (3)	Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference (3)	Adjusted EBITDA Margin (%)	Absolute % Difference	Relative % Difference (3)
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Overall combined	[***]			[***]			[***]

(1)	The 2024 information is based upon the Company’s 2024 forecast using nine months of actual results through September 30, 2024 and three months of forecasted information for the fourth quarter of 2024.
(2)	The 2025 information is based upon the Company’s preliminary budgets for 2025, which are subject to further revision and approval.
(3)

The relative percentage difference is calculated as (i) the operating segment Adjusted EBITDA margin minus (ii) the overall combined Adjusted EBITDA margin for the three operating segments divided by (iii) the overall combined Adjusted EBITDA margin for the three operating segments.

Range of Adjusted EBITDA Margin [***]

We also considered the absolute and relative Adjusted EBITDA margin differences in the table above.

Absolute Differences [***]

Relative Differences [***]

We believe these Adjusted EBITDA margins reflect similar economic characteristics.

Operating Income – [***] The following table reflects Operating Income by year for 2022-2024 and related trends. Dollar values included in the tables below are presented in millions.

Operating Income (Loss)
	2022(1)	2023(1)	% Change 2023 vs. 2022	2024 (2)	% Change 2024 vs. 2023	3-year Average Operating Income (2022-2024)	2025 (3)	% Change 2025 vs. 2024	Adjusted Operating Income CAGR (2022-2025)
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Overall combined	[***]	[***]		[***]		[***]	[***]	[***]	[***]

[***]

(2)	The 2024 information is based upon the Company’s 2024 forecast using nine months of actual results through September 30, 2024 and three months of forecasted information for the fourth quarter of 2024.

[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

[***]

Aggregation Is Consistent with the Objectives and Principles of ASC 280

The objectives and principles of ASC 280 are intended to help financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows, and make more informed judgments about the entity as a whole. We believe that aggregating the three operating segments of [***] does not result in the exclusion of information necessary for an investor or user of the financial statements to make informed decisions regarding our Company’s business performance. Given our conclusions that the three operating segments above have similar customers, similar services, and similar methods of providing services, are subject to similar regulatory, macro-economic environment and external factors, and have similar economic characteristics, we have determined that aggregating our operating segments of [***] into one reportable segment, as described above, is appropriate and consistent with the guidance in ASC 280.

Form 10-Q for the Quarter Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 35

2. We note that you impaired goodwill in two of your reporting units during the three and nine months ended September 30, 2024, such that there was no excess of fair value over the carrying value for such reporting units. We also note at September 30, 2024, there was one additional reporting unit within the Digital Media reportable segment that may be at risk of impairment. Please revise to disclose the amount of goodwill allocated to the at-risk reporting unit and the percentage by which the fair value exceeded carrying value as of the most recent evaluation.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future Form 10-Q and Form 10-K filings, the Company will separately disclose within its Critical Accounting Policies of its Management’s Discussion and Analysis, information on the amount by which the fair value exceeded the carrying value as of the most recent evaluation.

The following is an example of our intended disclosure enhancements based on an illustrative revision of our disclosure in the Form 10-Q for the quarter ended September 30, 2024 (with deletions marked as stricken and additions marked as underlined):

“Following the impairments at two reporting units during the three and nine months ended September 30, 2024, there was no excess of fair value over the carrying value at those reporting units. So any further decrease in estimated fair value of these two reporting units will result in an additional impairment charge to goodwill. Goodwill for these two reporting units was $310.0 million as of September 30, 2024. Further, as of September 30, 2024, there was one additional reporting unit within the Digital Media reportable segment with less than 10% excess fair value over carrying value as of the most recent evaluation that may be at risk of impairment. Goodwill at this reporting unit was $188.4 million as of September 30, 2024. ~~In total, goodwill for these three reporting units was $498.4 million as of September 30, 2024~~. There were no other reporting units considered at risk of impairment as of September 30, 2024. Changes in market conditions, and key assumptions made

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 in future quantitative assessments, including expected cash flows, competitive factors and discount rates, could negatively impact the results of future impairment testing and could result in the recognition of an impairment charge.”

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at (212) 503-5525 at your convenience.

Sincerely,

/s/ Bret Richter
Bret Richter
Chief Financial Officer

cc: Jeremy Rossen, Executive Vice President, General Counsel and Secretary

cc: Kristina Trauger, Proskauer Rose LLP